Exhibit 99.1

American Rebel Holdings, Inc. Announces Nasdaq Panel Determination, Shareholder Liquidity Plan, and Path Forward on OTC Markets

Company Remains Fully Reporting SEC Registrant; Plans Transition to OTCID and OTCQB; Committed to Building America’s Patriotic Brand for 34,000+ Shareholders

NASHVILLE, TN / ACCESS Newswire / May 12, 2026 / American Rebel Holdings, Inc. (NASDAQ:AREB)(NASDAQ:AREBW) (“American Rebel” or the “Company”) today announced that a Nasdaq Hearings Panel (the “Panel”) has determined to delist the Company’s securities for continued non-compliance with Nasdaq’s $1.00 minimum bid-price requirement (Listing Rule 5550(a)(2)). Trading in the Company’s securities on Nasdaq is expected to be suspended at the open of trading on May 13, 2026.

The Company is providing this update directly to its approximately 34,000 beneficial-holder accounts and is committed to full transparency as it executes its plan to preserve shareholder liquidity and continue building long-term value.

Shareholder Liquidity Remains the Priority

American Rebel intends to remain a fully reporting SEC registrant and currently expects to pursue quotation on OTC Markets - first on OTCID and then on OTCQB as and when eligible. The Company believes this path represents the most practical and shareholder-focused framework available to maintain public market access, support trading liquidity, and continue executing its operating plan.

The Company may request further review of the Panel’s decision by the Nasdaq Listing and Hearing Review Council within 15 calendar days by submitting the required $15,000 fee. Any such appeal would not stay the Panel’s determination. At this time, American Rebel currently expects to focus on its OTC Markets transition planning rather than pursue further review, subject to final Board authorization and consultation with counsel. The Panel’s own written decision acknowledged that the Company may be well positioned to seek relisting on a national securities exchange at a later date - an outcome the Company actively intends to pursue.

A Word on Market Structure and Shareholder Protections

American Rebel respects the Panel’s process and the collegial dialogue it has had with Nasdaq. At the same time, the Company believes it is important to be transparent with its shareholders about the broader market dynamics that have disproportionately affected smaller-cap, thinly traded companies like American Rebel.

Reverse stock splits are mathematically neutral corporate actions. Like forward stock splits, they change the price-per-share and share count proportionally without altering the economic value of a shareholder’s position. The Company undertook each of its reverse stock splits in calendar year 2025 and 2026 with express, proactive shareholder protections embedded in the implementation, including:

●	Round-lot protection: Shareholders holding fewer than 100 shares as of each record date were rounded up to 100 shares, preserving round-lot status and avoiding the market-access consequences of falling below that threshold.
●	Fractional share rounding: All fractional shares resulting from the splits were rounded up to whole shares, ensuring no shareholder received less than they were entitled to.

These provisions were among the most shareholder-friendly implementation structures available to any public company executing a reverse split. The Company’s actions were designed to protect its retail base - not harm it.

The issue, in the Company’s view, is what happened in the market upon resumption of trading. In the latest documented instance, despite American Rebel proactively coordinating with Nasdaq on a mid-day opening designed to promote an orderly market, the first trade occurred not at or near the prior session’s closing price of approximately $6.46, but at approximately $1.50 - a gap-down of nearly $5.00, or approximately 76.8%, in a structured opening on a national exchange. This is not a pre-market or after-hours anomaly. This occurred during a prescribed, exchange-supervised opening.

Unlike after-hours and pre-market sessions, exchange-supervised openings carry an implied expectation of orderly price formation. Nasdaq’s own limit up/limit down (LULD) protections are cited as a key benefit of national exchange listing - yet those protections did not prevent a near-77% gap-down at the open of a designed, coordinated mid-day resumption. The Company believes this raises legitimate questions about whether current Nasdaq market structure and disclosure rules surrounding reverse stock splits adequately protect the retail shareholders they are designed to serve - particularly given the role algorithmic and high-frequency trading can play in exploiting publicly disclosed corporate action timelines.

American Rebel is not alone in this experience. The Company encourages regulators, exchange operators, and market participants to evaluate whether the current framework for compliance thresholds - particularly the minimum bid price rule - creates unintended signaling effects that invite predatory trading activity and accelerate price deterioration in thinly traded names, ultimately harming the very shareholders it is designed to protect.

Financial Update and Shareholder Snapshot

American Rebel remains operationally active and financially progressing. Key highlights include:

●	2025 Full-Year Revenue: $9.52 million, as reported in the Company’s 2025 Form 10-K
●	Q1 2026 Revenue: $1,985,191 for the period ended March 31, 2026, as reported in the Company’s Form 10-Q
●	Q1 2026 Stockholders’ Equity: $7,185,798 - an increase from $4.38 million at year-end 2025, reflecting equity-strengthening activity
●	Common Shares Outstanding: 12,245,495 as of May 12, 2026, as reported by the Company’s transfer agent

The Company’s capital structure remains lean: as of May 12, 2026, issued and outstanding common shares represent just 2.04% of the Company’s 600,000,000 authorized shares, with 587,754,505 shares authorized but unissued. This preserves significant structural flexibility for future capital formation and relisting efforts.

A Shareholder Base Worth Fighting For

A Broadridge share-range analysis as of the April 14, 2026 record date reflects the deeply retail nature of American Rebel’s ownership base across approximately 33,908 positions:

Share Range	Positions	Shares in Range
1-24	26,565	28,302
25-99	100	7,126
100-249	7,132	719,103
250-499	52	18,167
500-999	30	21,515
1,000+	29	83,317

Approximately 81.9% of all shares in the analysis were held in the 100-249 share range, directly reflecting the round-lot protection that prior corporate actions were designed to preserve. This is not an institutional order book. These are individual Americans who believe in the brand, the company, and the mission - and American Rebel intends to honor that trust.

CEO Commentary

“We respect the Panel and the process,” said Andy Ross, Chairman and Chief Executive Officer of American Rebel Holdings, Inc. “At the same time, we feel a responsibility to speak plainly to our 34,000 shareholders. Reverse stock splits are mathematically neutral - they do not destroy value. What we witnessed in the market upon resumption of trading, however, was a near-77% gap-down at the open on a national exchange. That is not an orderly market. That is real shareholder value destroyed in real time, without the limit up/limit down protections that are supposed to be one of the core benefits of a national listing.”

“Our shareholders implemented round-lot protection. Our shareholders received fractional rounding. Our shareholders were protected to the greatest degree we could provide in the corporate action itself. T he market structure that surrounded it - that is a conversation the industry needs to have.”

“We have strong, long-term capital partners who have continued to stand with us. Our beer business is building momentum in a year that could not be better timed - the 250th anniversary of American independence. Our safe and security products business continues to generate revenue. We are evaluating all national exchange options for future relisting, including Nasdaq, NYSE, and emerging alternatives such as the Texas Stock Exchange. We will have options. Our shareholders will have options. We are going to Rebel up, keep building, and come back stronger. Hold my Beer!!!”

Path Forward and Relisting Outlook

American Rebel intends to:

1. Transition to OTC Markets - pursuing OTCID quotation immediately, with OTCQB eligibility to follow as applicable requirements are met

2. Maintain full SEC reporting - continuing to file all required periodic reports with the U.S. Securities and Exchange Commission

3. Execute its operating plan - growing American Rebel Light Beer distribution, leveraging the America 250 tailwind, and continuing safe and security product sales

4. Pursue relisting on a national securities exchange - evaluating all available options including Nasdaq, NYSE, and potential future venues such as the Texas Stock Exchange (TXSE)

5. Keep shareholders informed - providing regular updates through press releases, SEC filings, and direct shareholder communications

The Panel’s written decision noted that the Company “may be well positioned to seek relisting at a latter date.” American Rebel agrees, and intends to make that a near-term reality.

About American Rebel Holdings, Inc.

American Rebel Holdings, Inc. is America’s Patriotic Brand, offering safes and security products, branded lifestyle merchandise, and American Rebel Light Beer. The Company is headquartered in Nashville, Tennessee.

For more information, visit www.americanrebel.com.

Investor Relations Contact:

American Rebel Holdings, Inc.
ir@americanrebel.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding any potential appeal, quotation on OTC Markets, future liquidity, business execution, market conditions, revenue outlook, capital formation, and any future relisting on a national securities exchange. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including regulatory actions, market conditions, financing conditions, trading dynamics, the Company’s ability to satisfy OTC Markets requirements, and the risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by law.

SOURCE: American Rebel Holdings